Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements for the periods ended September 30, 2021, dated November 11, 2021, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 12, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

AEGON
Condensed consolidated interim financial statements
for the period ended September 30, 2021
The Hague, November 11, 2011
Helping people achieve a lifetime of financial security

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Condensed consolidated income statement
EUR millions	Notes	3Q 2021	3Q 2020	YTD 2021	YTD 2020

Premium income	4	3,662	3,610	11,529	12,354
Investment income	5	1,440	1,498	5,174	5,532
Fee and commission income		708	601	2,036	1,771
Other revenues		6	1	10	3
Total revenues		5,816	5,710	18,749	19,661
Income from reinsurance ceded		916	921	2,602	2,873
Results from financial transactions	6	1,012	7,614	14,193	2,929
Other income		2	(2)	43	53
Total income		7,747	14,243	35,587	25,516

Benefits and expenses	7	7,876	14,713	34,145	25,412
Impairment charges / (reversals)		12	37	15	283
Interest charges and related fees		87	146	254	379
Other charges	8	(4)	(2)	54	100
Total charges		7,971	14,893	34,468	26,174

Share in profit / (loss) of joint ventures		64	77	201	192
Share in profit / (loss) of associates		35	5	48	8
Result before tax		(124)	(568)	1,367	(457)
Income tax (expense) / benefit	9	65	150	(192)	242
Net result		(60)	(418)	1,175	(216)

Net result attributable to:
Owners of Aegon N.V.		(79)	(419)	1,147	(217)
Non-controlling interests		19	-	28	1

Earnings per share (EUR per share) [1]
Basic earnings per common share		(0.04)	(0.20)	0.54	(0.12)
Basic earnings per common share B		-	(0.01)	0.01	-
Diluted earnings per common share		(0.04)	(0.20)	0.54	(0.12)
Diluted earnings per common share B		-	(0.01)	0.01	-

1 Please refer to the note on Share Capital for further details

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Condensed consolidated statement of comprehensive income
EUR millions	Notes	3Q 2021	3Q 2020	YTD 2021	YTD 2020

Net result		(60)	(418)	1,175	(216)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		1	-	1	-
Remeasurements of defined benefit plans		140	(259)	623	(307)
Income tax relating to items that will not be reclassified		(30)	56	(145)	64

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		(66)	755	(1,416)	2,223
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		(115)	(43)	(333)	67
Changes in cash flow hedging reserve		(74)	(274)	(143)	27
Movement in foreign currency translation and net foreign investment hedging reserve		344	(676)	891	(843)
Equity movements of joint ventures		19	(12)	18	(4)
Equity movements of associates		2	(3)	(4)	4
Disposal of group assets		11	2	8	(9)
Income tax relating to items that may be reclassified		46	(98)	403	(504)
Other		(10)	(1)	8	-
Total other comprehensive income / (loss) for the period		266	(553)	(90)	718
Total comprehensive income / (loss)		207	(972)	1,085	503

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.		180	(972)	1,050	501
Non-controlling interests		26	-	36	1

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Condensed consolidated statement of financial position

EUR millions	Notes	September 30, 2021	December 31, 2020

Assets
Cash and cash equivalents		6,356	8,372
Investments	10	158,519	157,595
Investments for account of policyholders	11	240,632	224,172
Derivatives		11,456	13,986
Investments in joint ventures	12	1,689	1,376
Investments in associates	12	1,232	1,264
Reinsurance assets		19,859	18,910
Deferred expenses		9,645	8,799
Other assets and receivables		8,981	9,009
Intangible assets		1,314	1,386
Total assets		459,684	444,868

Equity and liabilities
Shareholders’ equity		23,603	22,815
Other equity instruments	15	2,352	2,569
Issued capital and reserves attributable to owners of Aegon N.V.		25,955	25,384
Non-controlling interests		177	75
Group equity		26,132	25,459

Subordinated borrowings		2,165	2,085
Trust pass-through securities		126	126
Insurance contracts		122,953	122,146
Insurance contracts for account of policyholders		143,266	135,441
Investment contracts		21,743	21,075
Investment contracts for account of policyholders		100,112	91,624
Derivatives		13,913	14,617
Borrowings	16	9,464	8,524
Other liabilities		19,809	23,771
Total liabilities		433,552	419,410
Total equity and liabilities		459,684	444,868

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Nine months ended September 30, 2021

At beginning of year	7,480	10,943	7,480	(2,534)	(554)	2,569	25,384	75	25,459

Net result recognized in the income statement	-	1,147	-	-	-	-	1,147	28	1,175

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	623	-	-	623	-	623
Income tax relating to items that will not be reclassified	-	-	-	(145)	-	-	(145)	-	(145)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,416)	-	-	-	(1,416)	-	(1,416)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(333)	-	-	-	(333)	-	(333)
Changes in cash flow hedging reserve	-	-	(143)	-	-	-	(143)	-	(143)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	322	(48)	611	-	885	6	891
Equity movements of joint ventures	-	-	-	-	18	-	18	-	18
Equity movements of associates	-	-	-	-	(4)	-	(4)	-	(4)
Disposal of group assets	-	-	-	-	8	-	8	-	8
Income tax relating to items that may be reclassified	-	-	402	-	1	-	403	-	403
Other	-	7	-	-	-	-	7	1	8
Total other comprehensive income	-	7	(1,167)	429	634	-	(97)	7	(90)
Total comprehensive income / (loss) for 2021	-	1,154	(1,167)	429	634	-	1,050	36	1,085

Shares issued	1	-	-	-	-	-	1	-	1
Shares withdrawn	-	1	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	10	-	-	-	-	10	-	10
Dividends paid	(127)	(120)	-	-	-	-	(247)	-	(247)
Redemption other equity instruments	-	(1)	-	-	-	(212)	(213)	-	(213)
Coupons on perpetual securities	-	(26)	-	-	-	-	(26)	-	(26)
Incentive plans	-	-	-	-	-	(4)	(4)	-	(4)
Change in ownership non-controlling interests	-	-	-	-	-	-	-	66	66
At end of period	7,354	11,962	6,313	(2,105)	80	2,352	25,955	177	26,132

Nine months ended September 30, 2020

At beginning of year	7,536	10,981	5,873	(2,397)	456	2,571	25,020	20	25,040

Net result recognized in the income statement	-	(217)	-	-	-	-	(217)	1	(216)

Other comprehensive income:

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	(307)	-	-	(307)	-	(307)
Income tax relating to items that will not be reclassified	-	-	-	64	-	-	64	-	64

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of
available-for-sale investments	-	-	2,223	-	-	-	2,223	-	2,223
disposal and impairment of available-for-sale investments	-	-	67	-	-	-	67	-	67

Changes in cash flow hedging reserve	-	-	27	-	-	-	27	-	27
net foreign investment hedging reserves	-	-	(300)	54	(597)	-	(843)	-	(844)
Equity movements of joint ventures	-	-	-	-	(4)	-	(4)	-	(4)
Equity movements of associates	-	-	-	-	4	-	4	-	4
Disposal of group assets	-	-	-	-	(8)	-	(9)	-	(9)
Income tax relating to items that may be reclassified	-	-	(495)	-	(8)	-	(504)	-	(504)
Total other comprehensive income	-	-	1,521	(190)	(613)	-	718	0	718
Total comprehensive income / (loss) for 2020	-	(217)	1,521	(190)	(613)	-	501	1	503

Shares withdrawn	(3)	3	-	-	-	-	-	-	-
Issuance and purchase of (treasury) shares	-	63	-	-	-	-	63	-	63
Dividends paid	(54)	(64)	-	-	-	-	(118)	-	(118)
Coupons on perpetual securities	-	(24)	-	-	-	-	(24)	-	(24)
Incentive plans	-	11	-	-	-	(8)	2	-	2
Change in ownership non-controlling interests	-	-	-	-	-	-	-	(1)	(1)
Other	-	1	-	-	1	-	1	-	1
At end of period	7,480	10,754	7,394	(2,587)	(157)	2,563	25,447	21	25,468

1 Please refer to the note on Share Capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Condensed consolidated cash flow statement

EUR millions	YTD 2021	YTD 2020

Result before tax	1,367	(457)

Results from financial transactions	(15,423)	(3,185)

Amortization and depreciation	1,031	504

Impairment losses	6	273

Income from joint ventures	(201)	(191)

Income from associates	(48)	(8)

Release of cash flow hedging reserve	(78)	(82)

Other	161	7

Adjustments of non-cash items	(14,552)	(2,682)

Insurance and investment liabilities	(1,417)	5,819

Insurance and investment liabilities for account of policyholders	7,821	(3,583)

Accrued expenses and other liabilities	(910)	233

Accrued income and prepayments	(355)	(534)

Changes in accruals	5,140	1,935

Purchase of investments (other than money market investments)	(27,726)	(31,733)

Purchase of derivatives	(756)	364

Disposal of investments (other than money market investments)	29,010	22,657

Disposal of derivatives	76	2,363

Net purchase of investments for account of policyholders	8,567	4,320

Net change in cash collateral	(2,682)	2,543

Net purchase of money market investments	(857)	(334)

Cash flow movements on operating items not reflected in income	5,633	181

Tax received / (paid)	32	(39)

Other	15	10

Net cash flows from operating activities	(2,364)	(1,053)

Purchase of individual intangible assets (other than VOBA and future servicing rights)	(24)	(25)

Purchase of equipment and real estate for own use	(45)	(46)

Acquisition of subsidiaries, net of cash	-	(14)

Acquisition joint ventures and associates	(72)	(258)

Disposal of individual intangible assets (other than VOBA and future servicing rights)	-	3

Disposal of equipment	2	1

Disposal of subsidiaries, net of cash	58	-

Disposal joint ventures and associates	-	154

Dividend received from joint ventures and associates	80	85

Net cash flows from investing activities	-	(100)

Purchase of treasury shares	(133)	-

Proceeds from TRUPS[1], subordinated loans and borrowings	3,682	2,575

Repayment of perpetuals	(212)	-

Repayment of TRUPS[1], subordinated loans and borrowings	(2,900)	(2,862)

Dividends paid	(120)	(64)

Coupons on perpetual securities	(34)	(36)

Payment of Right-of-use Assets	(44)	(45)

Change in ownership non-controlling interests	66	-

Net cash flows from financing activities	305	(433)

Net increase / (decrease) in cash and cash equivalents [2]	(2,060)	(1,587)

Net cash and cash equivalents at the beginning of the reporting period	8,372	12,263

Effects of changes in exchange rate	44	(78)

Net cash and cash equivalents at the end of the reporting period	6,356	10,599

1 Trust pass-through securities

2 Included in net increase / (decrease)in cash and cash equivalents are interest received EUR 3,910 million (2020: EUR 3,777 million) dividends received EUR 1,267 million (2020: EUR 1,407 million) and interest paid EUR 75 million (2020: EUR 196 million). All included in operating activities except for dividend received from joint ventures and associates EUR 80 million (2020: EUR 85 million).

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the nine-month period ended, September 30, 2021 (‘YTD 2021’) and the third quarter 2021 (‘3Q 2021’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS-EU’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2020 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2020. Aegon’s Integrated Annual Report for 2020 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the period ended, September 30, 2021, were approved by the Supervisory Board on November 10, 2021.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2020 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2021 had no material impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1. New IFRS accounting standards effective from 2021

In 2021, the following amendments to existing standards issued by the IASB became effective:

◆	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16);

◆	Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4 Insurance Contracts); and

◆	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

2.2. Future adoption of new IFRS-EU accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2021, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2020.

After January 1, 2021, the IASB issued the following amendments:

◆	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

◆	Definition of Accounting Estimates (Amendments to IAS 8); and

◆	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

These amendments were not early adopted by Aegon and are not expected to have significant impact on Aegon’s financial position or condensed consolidated interim financial statements.

2.3. Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Uncertainty resulting from COVID-19

In the first nine-month period of 2021 the COVID-19 pandemic continued to cause significant disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks. Equity markets in Aegon’s three main markets increased in the first nine months of 2021 to grow following the drop of equity markets in the first half of 2020. Although interest rates remain low, they are well above lower levels of interest rates observed in early 2020.

In the first nine-month period of 2021, Aegon’s operating result in the Americas was impacted by EUR 259 million of adverse mortality in Life, of which EUR 171 million (first nine-month period of 2020: EUR 81 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. In 3Q 2021, Aegon continue to observe positive morbidity in Long-Term Care, but less favorable when compared to prior year. In 3Q 2021, Aegon started to release a portion of the Long-Term Care incurred but not reported (IBNR) reserve established during the peak of the pandemic.

In the first nine-month period of 2021 the total impairment charges amounted to EUR 15 million, compared to EUR 283 million in the first nine-month period of 2020. In 2020, impairment losses were significantly higher than in previous reporting periods and were the result of the uncertainty in the market and adverse impact of COVID-19. Aegon recorded impairments primarily in the energy, energy maintenance technologies, and communications sectors.

Aegon Group’s Solvency II capital position remained at a strong level increasing from 196% per December 31, 2020, to 209% per September 30, 2021.

Aegon continues to monitor the relevant market and the economic factors to proactively manage the associated risks. Management believes that the most significant risks are related to financial markets (particularly credit, equity, and interest rates risks) and underwriting risks (particularly related to mortality, morbidity, and policyholder behavior).

Actuarial and economic assumptions

In the first nine-month period of 2021, Aegon implemented actuarial assumption and model updates resulting in a net EUR 46 million charge to income before tax (first nine-month period of 2020: EUR 504 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

The indexation assumption for a specific pensions portfolio linked to Dutch industry pension funds has been updated after a sharp rise of the price inflation curve. Instead of a historical analysis, the substantiation of the updated indexation assumption will be based on a new forward-looking method that also takes into account the drivers (coverage ratio, asset mix, expected returns) for indexation pay-out by industry pension funds. The updated indexation assumption resulted in a lower market value liability of EUR 75 million. The release of the liability has been recorded as part of Benefits and expenses and in Other income / (charges) for segment reporting purposes.

In addition, the Variable Annuities Guaranteed Lifetime Withdrawal Benefit (VA GLWB) surrender floor in the Americas is updated from 2% to 1.5% to reflect latest portfolio and industry experience. The impact of this assumption change resulted in an EUR 123 million charge to income before tax and has been recorded as part of Benefits and expenses and in Other income / (charges) for segment reporting purposes.

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2020 Integrated Annual Report, except for sensitivities to long-term equity growth rate.

A decrease of 1% in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 98 million (December 31, 2020: EUR 108 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.1 billion (December 31, 2020: EUR 2.4 billion).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At September 30, 2021, the liability adequacy test (LAT) of Aegon the Netherlands remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2020 Integrated Annual Report for further details on the accounting policy.

The LAT deficit per September 30, 2021 in Aegon the Netherlands amounted to EUR 4.7 billion (December 31, 2020: EUR 7.0 billion), which was partially offset by the shadow loss recognition of EUR 3.2 billion (December 31, 2020: EUR 4.5 billion), resulting in a net deficit of EUR 1.5 billion (December 31, 2020: EUR 2.5 billion). The improvement of the LAT deficit amounting to EUR 1.0 billion is driven by market movements (mainly increased interest rates and tightened credit spreads) and is recorded in the income statement as part of benefits and expenses for the nine-month period ended September 30, 2021.

Sensitivities of Aegon the Netherlands on bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT have not significantly changed compared to the sensitivities as reported in the 2020 Aegon’s Integrated Annual Report, except for sensitivities to interest rate. An increase of 100 bps in interest rate would result in a decrease in LAT deficit of EUR 3.2 billion (December 31, 2020: EUR 3.9 billion). A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 4.2 billion (December 31, 2020: EUR 5.2 billion).

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

2.4. Other

Taxes

Taxes on income for the nine-month period ended September 30, 2021, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

September 30, 2021	1	EUR	1.1590	0.8595

December 31, 2020	1	EUR	1.2236	0.8951

Weighted average exchange rates

			USD	GBP

Nine months ended September 30, 2021	1	EUR	1.1964	0.8637

Nine months ended September 30, 2020	1	EUR	1.1245	0.8848

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

3. Segment information

3.1. Change in name convention of performance measure

As disclosed in the 1Q 2021 interim financial statements, Aegon has changed the name convention of its primary performance measure to improve alignment with industry practice. As of 2021, Aegon will no longer refer to underlying earnings before tax for segment reporting purposes, instead Aegon will refer to Operating result. Furthermore, Aegon introduced a new grouping of non-operating result which is the sum of Fair value items, Realized gains / (losses) on investments, and Net impairments. Other income / charges remains a separate category outside of Aegon’s operating result.

3.2. Change in measurement of performance measure

In addition, Aegon has changed the measurement of its operating result from January 1, 2021. The following changes have been made:

1.

The running cost of the US macro hedge related to the variable annuity portfolio are recorded within Operating result instead of in Fair value items. Management views this as a better reflection of Aegon’s operating performance and will make Aegon’s operating result more relevant.

2.	The periodic intangibles unlocking in the US Life and TLB business is recorded in Fair value items, instead of Operating result, to improve the insight in Aegon’s recurring operating result.

3.

Results from run-off businesses in the US are part of Aegon’s operating result. The results of run-off businesses were previously recorded outside of Aegon’s operating result. Based on management actions executed in prior years the importance of run-off businesses has diminished and continuing to report this as a separate line item is considered no longer relevant.

4.	Following the announcement to sell Aegon’s operations in CEE, results from these businesses, previously reported in operating result, are prospectively recorded within Other income / charges.

For segment reporting purposes, the impact of these changes in measurement compared to the first nine months of 2020 was an increase in Aegon’s consolidated operating result of EUR 16 million, as certain losses are no longer reported in Fair value items (EUR 30 million) and results of Run-off businesses are no longer separately reported (EUR 13 million gain). There is no impact on Aegon’s net result, shareholders’ equity, dividend per share, or any of the main schedules included in Aegon’s condensed consolidated interim financial statements, in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison, with the exception of the reclassification of the results from Aegon’s operations in CEE to Other income / charges which is applied prospectively.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

3.3. Segment results

The following table presents Aegon’s segment results.

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Three months ended September 30, 2021

Operating result geographically	160	190	51	36	58	(52)	(1)	443	22	465
Fair value items	126	(261)	13	(4)	-	(4)	-	(130)	(38)	(167)
Realized gains / (losses) on investments	56	72	-	4	-	-	-	132	(2)	130
Impairment charges	(9)	(3)	-	-	-	(4)	-	(16)	(1)	(17)
Impairment reversals	3	19	-	-	-	-	-	22	-	22
Non-operating items	177	(173)	13	-	-	(8)	-	9	(40)	(31)
Other income / (charges)	(539)	(2)	(2)	11	(6)	(21)	-	(559)	-	(559)
Result before tax	(202)	15	62	48	52	(81)	(1)	(107)	(18)	(124)
Income tax (expense) / benefit	72	(6)	(13)	(12)	(15)	20	-	47	18	65
Net result	(130)	10	49	37	36	(61)	(1)	(60)	-	(60)
Inter-segment operating result after tax	(5)	(23)	(26)	(8)	49	13

Revenues
Life insurance gross premiums	1,780	304	1,042	257	-	-	-	3,384	(187)	3,196
Accident and health insurance	315	39	-	21	-	-	-	375	(11)	364
Property & casualty insurance	-	34	-	107	-	-	-	141	(39)	101
Total gross premiums	2,095	377	1,042	385	-	-	-	3,899	(238)	3,662
Investment income	745	485	141	90	3	62	(67)	1,459	(19)	1,440
Fee and commission income	481	83	60	15	183	-	(46)	775	(67)	708
Other revenues	3	-	-	1	1	6	-	11	(4)	6
Total revenues	3,325	944	1,243	491	187	67	(113)	6,144	(328)	5,816
Inter-segment revenues	-	4	-	-	46	63

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Three months ended September 30, 2021

Operating result geographically	272	176	31	44	58	(54)	1	526	(1)	526
Fair value items	156	(706)	(36)	-	-	8	-	(577)	(17)	(594)
Realized gains / (losses) on investments	20	7	-	31	-	-	-	59	(3)	56
Impairment charges	(30)	12	-	-	-	(6)	-	(25)	-	(25)
Impairment reversals	4	-	-	-	-	-	-	5	-	5
Non-operating items	151	(686)	(36)	31	-	2	-	(538)	(20)	(558)
Other income / (charges)	(110)	(362)	(12)	(10)	(1)	(41)	-	(536)	-	(536)
Result before tax	312	(873)	(17)	65	57	(93)	1	(547)	(21)	(568)
Income tax (expense) / benefit	(45)	194	5	(19)	(16)	11	-	129	21	150
Net result	267	(679)	(12)	46	41	(82)	1	(418)	-	(418)
Inter-segment operating result after tax	(12)	(21)	(20)	(6)	44	15

Revenues
Life insurance gross premiums	1,723	320	1,000	228	-	1	(1)	3,271	(152)	3,120
Accident and health insurance	332	44	6	23	-	-	-	405	(11)	394
Property & casualty insurance	-	32	-	96	-	-	-	128	(31)	97
Total gross premiums	2,054	397	1,006	346	-	1	(1)	3,804	(194)	3,610
Investment income	722	522	187	90	2	64	(71)	1,515	(17)	1,498
Fee and commission income	421	62	46	12	218	-	(44)	714	(113)	601
Other revenues	3	-	-	-	-	1	-	4	(3)	1
Total revenues	3,199	981	1,239	448	220	65	(116)	6,037	(327)	5,710
Inter-segment revenues	-	6	-	-	44	66

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Nine months ended September 30, 2021

Operating result geographically	605	560	135	98	204	(164)	(1)	1,436	(11)	1,425
Fair value items	454	(81)	(53)	(7)	(1)	27	1	341	(56)	285
Realized gains / (losses) on investments	227	88	-	7	2	1	-	325	(7)	318
Impairment charges	(16)	(5)	-	-	-	(11)	-	(32)	(1)	(32)
Impairment reversals	27	33	-	1	-	8	-	68	-	68
Non-operating items	692	35	(53)	-	1	26	1	703	(63)	640
Other income / (charges)	(757)	124	4	40	(12)	(110)	-	(710)	12	(698)
Result before tax	540	719	86	139	192	(247)	-	1,429	(62)	1,367
Income tax (expense) / benefit	(39)	(178)	(2)	(30)	(59)	53	-	(254)	62	(192)
Net result	500	541	84	110	134	(194)	-	1,175	-	1,175
Inter-segment operating result after tax	(17)	(69)	(71)	(25)	142	39

Revenues
Life insurance gross premiums	5,259	1,011	3,426	893	-	-	-	10,589	(625)	9,964
Accident and health insurance	935	220	3	161	-	-	-	1,319	(56)	1,263
Property & casualty insurance	-	102	-	322	-	-	-	424	(123)	301
Total gross premiums	6,194	1,333	3,429	1,376	-	-	-	12,332	(803)	11,529
Investment income	2,154	1,510	1,304	266	8	181	(195)	5,228	(54)	5,174
Fee and commission income	1,400	223	162	43	606	-	(135)	2,299	(263)	2,036
Other revenues	8	-	-	2	2	9	-	21	(10)	10
Total revenues	9,756	3,066	4,896	1,686	616	190	(330)	19,880	(1,131)	18,749
Inter-segment revenues	1	10	-	-	135	185

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Nine months ended September 30, 2021

Operating result geographically	533	497	112	126	128	(167)	2	1,231	9	1,240
Fair value items	(598)	674	53	(8)	(7)	(12)	-	102	(47)	55
Realized gains / (losses) on investments	25	10	-	39	1	-	-	75	(8)	67
Impairment charges	(164)	(54)	-	(5)	-	(10)	-	(233)	-	(233)
Impairment reversals	19	1	-	-	-	-	-	20	-	20
Non-operating items	(717)	630	53	26	(6)	(22)	-	(36)	(55)	(91)
Other income / (charges)	(1,048)	(410)	(65)	15	(1)	(97)	-	(1,607)	1	(1,606)
Result before tax	(1,233)	717	100	167	121	(286)	2	(413)	(45)	(457)
Income tax (expense) / benefit	335	(121)	2	(30)	(34)	45	-	197	45	242
Net result	(898)	595	103	137	87	(241)	2	(216)	-	(216)
Inter-segment operating result after tax	(31)	(66)	(65)	(24)	136	50

Revenues
Life insurance gross premiums	5,340	1,298	3,735	839	-	4	(3)	11,213	(567)	10,646
Accident and health insurance	1,059	213	19	173	-	-	-	1,465	(48)	1,416
Property & casualty insurance	-	98	-	290	-	-	-	388	(96)	292
Total gross premiums	6,400	1,609	3,755	1,302	-	4	(3)	13,066	(711)	12,354
Investment income	2,283	1,585	1,446	276	5	193	(210)	5,578	(46)	5,532
Fee and commission income	1,217	187	143	37	554	-	(133)	2,005	(234)	1,771
Other revenues	7	-	-	1	1	3	-	12	(9)	3
Total revenues	9,907	3,381	5,344	1,616	560	200	(347)	20,661	(1,000)	19,661
Inter-segment revenues	1	15	-	-	133	198

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

The Americas recorded other charges of EUR 470 million driven by expanding the Variable Annuity dynamic hedging program (EUR 361 million) and executing the lump-sum buy-out program (EUR 109 million). Refer to note 7 Benefits and expenses for further details.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

3.4. Investments

Amounts included in the tables on investments are presented on an IFRS-EU basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

September 30, 2021

Investments
Shares	476	1,338	30	74	-	3	-	1,920
Debt securities	61,400	26,750	1,163	8,093	9	-	-	97,415
Loans	11,076	35,748	-	108	-	40	-	46,972
Other financial assets	8,422	85	776	196	232	-	-	9,711
Investments in real estate	34	2,450	-	16	-	-	-	2,500
Investments general account	81,407	66,371	1,970	8,488	241	43	-	158,519
Shares	-	8,616	19,110	241	-	-	(4)	27,963
Debt securities	-	11,927	7,535	136	-	-	-	19,598
Unconsolidated investment funds	111,344	711	70,285	610	-	-	-	182,950
Other financial assets	-	4,341	5,287	3	-	-	-	9,631
Investments in real estate	-	-	490	-	-	-	-	490
Investments for account of policyholders	111,344	25,595	102,708	989	-	-	(4)	240,632

Investments on balance sheet	192,751	91,966	104,677	9,477	241	43	(4)	399,151
Off balance sheet investments third parties	233,022	7,104	134,009	2,215	203,292	-	-	579,642
Total revenue generating investments	425,773	99,070	238,686	11,692	203,533	43	(4)	978,792

Investments
Available-for-sale	66,681	24,912	1,417	8,353	213	-	-	101,576
Loans	11,076	35,748	-	108	-	40	-	46,972
Financial assets at fair value through profit or loss	114,960	28,856	102,771	1,000	28	3	(4)	247,613
Investments in real estate	34	2,450	490	16	-	-	-	2,989
Total investments on balance sheet	192,751	91,966	104,677	9,477	241	43	(4)	399,151

Investments in joint ventures	58	330	-	927	334	40	-	1,689
Investments in associates	-	1,046	8	22	149	21	(14)	1,232
Other assets	35,654	14,747	4,813	2,679	405	26,344	(27,031)	57,611
Consolidated total assets	228,463	108,088	109,498	13,105	1,130	26,448	(27,049)	459,684

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

December 31, 2020

Investments
Shares	442	1,376	34	74	9	44	-	1,979
Debt securities	59,419	30,880	1,077	7,926	48	1	-	99,350
Loans	10,477	34,936	-	120	-	40	-	45,573
Other financial assets	7,056	91	883	102	152	23	-	8,308
Investments in real estate	37	2,331	-	16	-	-	-	2,385
Investments general account	77,431	69,615	1,994	8,238	208	108	-	157,595
Shares	-	8,227	16,877	187	-	-	(3)	25,288
Debt securities	-	12,150	7,579	156	-	-	-	19,885
Unconsolidated investment funds	104,374	706	63,084	613	-	-	-	168,777
Other financial assets	-	4,520	5,232	3	-	-	-	9,755
Investments in real estate	-	-	467	-	-	-	-	467
Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172

Investments on balance sheet	181,805	95,218	95,234	9,197	208	108	(3)	381,767
Off balance sheet investments third parties	215,216	6,144	119,347	6,752	192,098	-	(336)	539,220
Total revenue generating investments	397,021	101,362	214,580	15,948	192,307	108	(339)	920,987

Investments
Available-for-sale	63,864	25,972	1,494	8,088	134	28	-	99,580
Loans	10,477	34,936	-	120	-	40	-	45,573
Financial assets at fair value through profit or loss	107,427	31,979	93,272	973	74	40	(3)	233,762
Investments in real estate	37	2,331	467	16	-	-	-	2,853
Total investments on balance sheet	181,805	95,218	95,234	9,197	208	108	(3)	381,767

Investments in joint ventures	-	327	-	846	204	-	-	1,376
Investments in associates	60	1,004	8	35	151	21	(15)	1,264
Other assets	35,010	19,467	3,740	2,405	545	32,695	(33,400)	60,461
Consolidated total assets	216,875	116,016	98,982	12,482	1,109	32,824	(33,419)	444,868

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

4. Premium income and premiums paid to reinsurers

EUR millions	3Q 2021	3Q 2020	YTD 2021	YTD 2020

Premium income

Life insurance	3,196	3,120	9,964	10,646

Non-life insurance	466	490	1,565	1,708
Total premium income	3,662	3,610	11,529	12,354
Accident and health insurance	364	394	1,263	1,416

Property & casualty insurance	101	97	301	292
Non-life Insurance premium income	466	490	1,565	1,708

Premiums paid to reinsurers [1]

Life insurance	510	523	1,574	1,638

Non-life insurance	50	39	143	126
Total premiums paid to reinsurers	559	563	1,718	1,763
Accident and health insurance	43	33	123	106

Property & casualty insurance	7	6	20	19

Non-life Insurance paid to reinsurers	50	39	143	126

1   Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note Benefits and expenses.

Premium income in the first nine months of 2021 decreased, compared to the first nine months of 2020, mainly driven by the reduction of the Individual Life portfolio in NL, reduction of upgraded Life insurance policies to the retirement platform in the UK, and reduced new business related to COVID-19.

5. Investment income

EUR millions	3Q 2021	3Q 2020	YTD 2021	YTD 2020

Interest income	1,309	1,311	3,908	4,116

Dividend income	106	156	1,192	1,321

Rental income	25	31	74	95
Total investment income	1,440	1,498	5,174	5,532

Investment income related to general account	1,228	1,224	3,617	3,815

Investment income for account of policyholders	212	274	1,557	1,717
Total	1,440	1,498	5,174	5,532

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

6. Results from financial transactions

EUR millions	3Q 2021	3Q 2020	YTD 2021	YTD 2020

Net fair value change of general account financial investments at FVTPL other than derivatives	268	124	636	(94)
Realized gains /(losses) on financial investments	134	56	343	53
Gains /(losses) on investments in real estate	70	23	110	34
Net fair value change of derivatives	(355)	69	(1,920)	(58)
Net fair value change on for account of policyholder financial assets at FVTPL	841	7,354	14,837	3,059
Net fair value change on investments in real estate for account of policyholders	15	(5)	24	(41)
Net foreign currency gains /(losses)	39	(13)	162	(35)
Net fair value change on borrowings and other financial liabilities	-	6	-	11
Total	1,012	7,614	14,193	2,929

Net fair value change on for account of policyholder financial assets at fair value through profit or loss decreased in 3Q 2021 compared to 3Q 2020, mainly from less favorable equity markets. On a year-to-date basis, the result increased driven by the impact of positive equity markets and as 2020 was significantly impacted by COVID-19. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 7 Benefits and expenses.

7 Benefits and expenses

EUR millions	3Q 2021	3Q 2020	YTD 2021	YTD 2020

Claims and benefits	6,593	13,823	31,068	22,549
Employee expenses	506	484	1,473	1,522
Administration expenses	377	385	1,164	1,207
Deferred expenses	(182)	(177)	(487)	(577)
Amortization charges	583	198	927	712
Total	7,876	14,713	34,145	25,412

Benefits and claims paid life	4,199	4,432	14,827	10,678
Benefits and claims paid non-life	361	355	1,053	1,134
Change in valuation of liabilities for insurance contracts	741	7,480	9,557	8,945
Change in valuation of liabilities for investment contracts	155	429	2,227	(1,705)
Other	(4)	(2)	(27)	3
Policyholder claims and benefits	5,453	12,694	27,637	19,056

Premium paid to reinsurers	559	563	1,718	1,763
Profit sharing and rebates	2	4	6	8
Commissions	579	562	1,707	1,721
Total	6,593	13,823	31,068	22,549

Aegon expanded the dynamic hedge covering the equity and interest rate risks of its US Variable Annuities block with guaranteed minimum withdrawal benefits (GMWB) to the entire VA portfolio. Implementing the VA dynamic hedging program for variable annuities with interest sensitive guaranteed minimum income benefits (GMIBs) and guaranteed minimum death benefits (GMDBs) resulted in a EUR 350 million onetime charge as included in “Amortization charges” and EUR 11 million one-time charge as included in “Policyholder claims and benefits”. In addition, Aegon launched a lump-sum buy-out program in July 2021 for policyholders of variable annuities with GMIB riders whose financial objectives may have changed since the issuance of their policies. The execution of the lump-sum buy-out program resulted in a charge of EUR 109 million as recorded in “Policyholder claims and benefits”, to record actual and expected offer acceptances.

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

8. Other charges

Other charges in the first nine months of 2021 are mainly due to the settlements of litigation related to monthly deduction rate adjustments on certain universal life policies, for more details refer to Note 19 commitments and contingencies.

9. Income tax

The income tax benefit includes recurring beneficial impacts of tax exempt income and US tax credits. Tax exempt income is comprised of the regular non-taxable items such as the dividend received deduction in the US and the participation exemption in the Netherlands. Tax credits mainly include tax benefits from US investments that provide affordable housing to individuals and families that meet median household income requirements.

10. Investments

EUR millions	September 30, 2021	December 31, 2020

Available-for-sale (AFS)	101,576	99,580
Loans	46,972	45,573
Financial assets at fair value through profit or loss (FVTPL)	7,471	10,057
Financial assets, for general account, excluding derivatives	156,019	155,210
Investments in real estate	2,500	2,385
Total investments for general account, excluding derivatives	158,519	157,595

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	349	1,572	-	1,920
Debt securities	94,806	2,609	-	97,415
Money market and other short-term investments	5,483	131	-	5,613
Mortgages loans	-	-	40,578	40,578
Private loans	-	-	4,435	4,435
Deposits with financial institutions	-	-	82	82
Policy loans	-	-	1,866	1,866
Other	939	3,159	10	4,108
September 30, 2021	101,576	7,471	46,972	156,019

	AFS	FVTPL	Loans	Total

Shares	345	1,634	-	1,979
Debt securities	93,681	5,669	-	99,350
Money market and other short-term investments	4,558	109	-	4,667
Mortgages loans	-	-	39,298	39,298
Private loans	-	-	4,358	4,358
Deposits with financial institutions	-	-	92	92
Policy loans	-	-	1,801	1,801
Other	996	2,645	25	3,665
December 31, 2020	99,580	10,057	45,573	155,210

Total investments for general account in the first nine months of 2021 increased, compared to the end of 2020 position, mainly due to fair value increases on assets from recovery in equity markets in US, partially offset by fair value decreases on assets from higher interest rates in NL and the positive impact of foreign currency translations.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

11. Investments for account of policyholders

EUR millions	September 30, 2021	December 31, 2020

Shares	27,963	25,288
Debt securities	19,598	19,885
Money market and short-term investments	1,473	1,051
Deposits with financial institutions	3,817	4,185
Unconsolidated investment funds	182,950	168,777
Other	4,341	4,520
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	240,142	223,705
Investment in real estate	490	467
Total investments for account of policyholders	240,632	224,172

Investments for account of policyholders in the first nine months of 2021 increased, compared to the end of 2020 position, mainly due to positive market movements in US and UK and the impact of foreign currency translations.

12. Investments in joint ventures and associates

During 3Q 2021, Aegon amended its agreement related to the investment in Mongeral Aegon and injected EUR 40 million in the undertaking. Following the amendment and capital injection, the investment required reclassification from Investments in associates to Investments in joint ventures as the level of influence was affected. The reclassification, reflecting the carrying amount of the investment, amounted to EUR 97 million.

13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	September 30, 2021				December 31, 2020
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	84	77	187	349	90	82	173	345
Debt securities	25,866	68,406	534	94,806	28,300	64,914	467	93,681
Money markets and other short-term instruments	787	4,695	-	5,483	832	3,726	-	4,558
Other investments at fair value	-	357	582	939	-	415	581	996
Total Available-for-sale investments	26,737	73,536	1,303	101,576	29,222	69,136	1,221	99,580

Fair value through profit or loss
Shares	82	224	1,265	1,572	80	226	1,329	1,634
Debt securities	105	2,394	110	2,609	168	5,260	242	5,669
Money markets and other short-term instruments	17	113	-	131	17	93	-	109
Other investments at fair value	1	386	2,772	3,159	1	470	2,174	2,645
Investments for account of policyholders [1]	125,172	114,030	941	240,142	118,057	104,635	1,012	223,705
Derivatives	157	11,295	5	11,456	34	13,930	22	13,986
Total Fair value through profit or loss	125,535	128,442	5,094	259,070	118,356	124,613	4,779	247,748
Total financial assets at fair value	152,272	201,977	6,397	360,646	147,578	193,750	6,000	347,327

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	67,175	1	67,176	-	59,637	(12)	59,625
Derivatives	45	10,261	3,607	13,913	61	9,654	4,902	14,617
Total financial liabilities at fair value	45	77,436	3,608	81,089	61	69,291	4,890	74,242

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Significant transfers between Level I, Level II and Level III

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

Fair value transfers
EUR millions	September 30, 2021		December 31, 2020
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	44	19	-	46
Total	44	19	-	46

Fair value through profit or loss

Shares	-	-	-	-
Total	-	-	-	-
Total financial assets at fair value	44	19	-	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments

EUR millions	January 1, 2021	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	September 30, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at September 30, 2021 [3]
Financial assets carried at fair value available-for-sale investments
Shares	173	-	6	(2)	39	(36)	-	8	-	-	187	-
Debt securities	467	-	(2)	11	159	(21)	(40)	16	192	(249)	534	-
Other investments at fair value	581	-	(89)	8	68	(13)	(4)	31	-	-	582	-
	1,221	-	(85)	17	266	(71)	(45)	56	192	(249)	1,303	-

Fair value through profit or loss
Shares	1,329	-	103	-	32	(200)	1	1	-	-	1,265	99
Debt securities	242	-	-	-	108	(239)	-	-	-	-	110	1
Other investments at fair value	2,173	-	600	-	340	(473)	-	132	-	-	2,772	1
Investments for account of policyholders	1,012	-	139	-	88	(306)	-	14	-	(7)	941	(59)
Derivatives	22	-	(17)	-	-	-	-	-	-	-	5	(10)
	4,779	-	824	-	569	(1,218)	-	147	-	(7)	5,094	33
Total assets at fair value	6,000	-	739	17	835	(1,288)	(45)	203	192	(256)	6,397	33

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(12)	-	(1)	-	(195)	207	-	1	-	-	1	1
Derivatives	4,902	-	(1,413)	-	-	(11)	-	129	-	-	3,607	443
	4,890	-	(1,414)	-	(195)	197	-	131	-	-	3,608	444

EUR millions	January 1, 2020	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2020	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2020 ³
Financial assets carried at fair value available-for-sale investments
Shares	157	-	(27)	24	49	(15)	(1)	(12)	-	(2)	173	-
Debt securities	1,074	-	3	(19)	155	(11)	(34)	(32)	26	(695)	467	-
Other investments at fair value	482	-	(140)	28	302	(19)	(22)	(50)	-	-	581	-
	1,712	-	(163)	34	505	(45)	(56)	(94)	26	(697)	1,221	-

Fair value through profit or loss
Shares	1,401	-	(132)	-	160	(97)	-	(3)	-	-	1,329	(98)
Debt securities	4	-	-	-	276	(37)	-	-	-	-	242	-
Other investments at fair value	2,049	-	122	-	432	(250)	-	(184)	16	(13)	2,173	(1)
Investments for account of policyholders	1,805	-	3	-	(168)	(607)	-	(20)	-	-	1,012	37
Derivatives	56	-	(33)	-	-	-	-	-	-	-	22	(32)
	5,314	-	(40)	-	700	(991)	-	(207)	16	(13)	4,779	(93)
Total assets at fair value	7,026	-	(203)	33	1,205	(1,037)	(57)	(301)	42	(710)	6,000	(93)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	197	-	9	-	(200)	(16)	-	(3)	-	-	(12)	7
Derivatives	3,081	-	2,073	(9)	-	(15)	-	(228)	-	-	4,902	314
	3,278	-	2,082	(9)	(200)	(31)	-	(231)	-	-	4,890	321

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
	Carrying amount	Total estimated fair value	Carrying amount	Total estimated fair value
EUR millions	September 30, 2021		December 31, 2020
Assets
Mortgage loans - held at amortized cost	40,578	44,733	39,298	43,258
Private loans - held at amortized cost	4,435	5,100	4,358	5,280
Other loans - held at amortized cost	1,958	1,958	1,917	1,917

Liabilities
Subordinated borrowings - held at amortized cost	2,165	2,426	2,085	2,351
Trust pass-through securities - held at amortized cost	126	139	126	142
Borrowings – held at amortized cost	9,464	9,841	8,524	9,165
Investment contracts - held at amortized cost	21,557	20,913	20,889	20,382

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14. Share capital

EUR millions	September 30, 2021		December 31, 2020

Share capital - par value		321		320
Share premium		7,033		7,160
Total share capital		7,354		7,480

Share capital - par value
Balance at January 1		320		323
Dividend		1		-
Shares withdrawn		-		(3)
Balance		321		320

Share premium
Balance at January 1		7,160		7,213
Share dividend		(127)		(54)
Balance		7,033		7,160

	3Q	3Q	YTD	YTD
EUR millions	2021	2020	2021	2020

Earnings per share (EUR per share)
Basic earnings per common share	(0.04)	(0.20)	0.54	(0.12)
Basic earnings per common share B	-	(0.01)	0.01	-
Diluted earnings per common share	(0.04)	(0.20)	0.54	(0.12)
Diluted earnings per common share B	-	(0.01)	0.01	-

Earnings per share calculation
Net result attributable to owners of Aegon N.V.	(79)	(419)	1,147	(217)
Coupons on other equity instruments	(2)	5	(26)	(24)
Earnings attributable to common shares and common shares B	(81)	(414)	1,121	(241)

Earnings attributable to common shareholders	(81)	(411)	1,114	(239)
Earnings attributable to common shareholders B	(1)	(3)	8	(2)

Weighted average number of common shares outstanding (in millions)	2,046	2,047	2,045	2,042
Weighted average number of common shares B outstanding (in millions)	561	562	560	561

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Final dividend 2020

It was decided at the Annual General Meeting of Shareholders on June 3, 2021 to pay a final dividend for 2020 of EUR 0.06 per common share and EUR 0.0015 per common share B. After taking into account the interim dividend of EUR 0.06 per common share and EUR 0.0015 per common share B, this resulted in a total 2020 dividend of EUR 0.12 per common share and EUR 0.0030 per common share B.

The final dividend for 2020 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares was approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 59 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 24 up to and including June 30, 2021. The average price calculated on this basis amounted to EUR 3.52. The dividend was paid as of July 7, 2021.

2021 interim dividend

Aegon paid an interim dividend for 2021 of EUR 0.08 per common share. The interim dividend for 2021 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares was approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 52 common shares held. The stock fraction was based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 6 through September 10, 2021. The average price calculated on this basis amounted to EUR 4.15. The dividend was paid as of September 17, 2021.

Share buyback

During 3Q 2021, Aegon completed the share buyback program to neutralize the dilutive effect of the 2020 final dividend paid in shares and certain share-based variable compensation plans for senior management. The repurchased shares will be held as treasury shares and will either be used to cover future dividends to be paid in shares, or will be allocated to the participants of share-based variable compensation plans. Between July 8, 2021 and August 20, 2021 a total of 35,933,035 common shares were repurchased, at an average price of EUR 3.7013 per share.

On September 17, 2021, Aegon announced that it will repurchase common shares for an amount of EUR 96 million to neutralize the dilutive effect of its 2021 interim dividend paid in shares. These shares will be held as treasury shares and will be used to pay future dividends in shares. Shareholders were given the opportunity to choose between receiving the 2021 interim dividend of EUR 0.08 per common share in cash or in shares. 58% of shareholders elected to receive the interim dividend in shares. The repurchase will commence on October 1, 2021 and was completed before October 27, 2021. Between October 1, 2021 and October 26, 2021 a total of 21,531,927 common shares were repurchased, at an average price of EUR 4.46 per share.

15. Other equity instruments

With effect on September 15, 2021, Aegon has exercised its right to redeem USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption.

16. Borrowings

EUR millions	September 30, 2021	December 31, 2020

Capital funding	1,274	1,241

Operational funding	8,191	7,283
Total borrowings	9,464	8,524

During 3Q 2021, the operational funding increased by EUR 0.9 billion due to an increase in Federal Home Loan Bank advances of EUR

0.5 billion and an increase of mortgage loan funding of EUR 0.4 billion.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

17. Financial risks

There have been no significant changes in sensitivities for equity market risk, bond credit spreads and liquidity premium per December 31, 2020 as reported in Aegon’s 2020 Integrated Annual Report. Aegon’s sensitivity to interest rate risk has changed per September 30, 2021. This is the net result of the effect of the implementation of an interest rate macro hedge in the United States and the effect from the improvement of the LAT deficit in the Netherlands.

The table below shows the updated sensitivity per September 30, 2021 of the effect of a parallel shift in the yield curves on net result and shareholders’ equity.

EUR millions	September 30, 2021		December 31, 2020
	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	(366)	(4,112)	187	(2,316)
Shift down 100 basis points	243	3,332	(462)	2,064

18. Capital management and solvency

As at September 30, 2021, Aegon’s estimated capital position was:

Solvency II key figures

	September 30, 2021[1]	December 31, 2020
EUR millions
Group Own Funds	19,192	18,582
Group SCR	9,189	9,473
Group Solvency II ratio	209%	196%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Available Own Funds across Tiers:

Available Own Funds

	September 30, 2021	December 31, 2020
EUR millions
Tier 1 - unrestricted	13,798	12,971
Tier 1 - restricted	2,373	2,571
Tier 2	2,344	2,340
Tier 3	677	700
Total Available Own Funds	19,192	18,582

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

Reconciliation Shareholders’ Equity - Own Funds

	September 30, 2021	December 31, 2020
EUR millions
IFRS Shareholders’ Equity	23,603	22,815
IFRS adjustments for Other Equity instruments and non controlling interests	2,529	2,644
IFRS Group Equity	26,132	25,459
Solvency II revaluations and reclassifications	(9,443)	(9,418)
Transferability restrictions [1]	(1,718)	(1,766)
Excess of Assets over Liabilities	14,971	14,274
Availability adjustments	4,315	4,416
Fungibility adjustments	(93)	(108)
Available Own Funds	19,192	18,582

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between IFRS-EU and Solvency II frameworks.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

19. Commitments and contingencies

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (‘’MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has agreed to settle two such class actions that had been venued in the US District Court for the Central District of California. The settlement in the first case, approved in January 2019, arose from increases implemented in 2015-2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. In 2021, settlements have been reached with some of these opt out parties. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on September 16, 2020. Opt-outs in this case represent less than 7% of the value of the settlement fund. On October 15, 2020, two opt-out policyholders whose objections to the settlement were overruled by the trial court filed an appeal, which delayed implementation of the settlement. Aegon’s subsidiary expects settlement implementation to begin shortly. The remaining opt-out cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these cases could have an adverse effect on Aegon’s business, results of operations, and financial position.

20. Acquisitions/Divestments

On February 28, 2021, Aegon completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million, consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results.

On November 29, 2020, Aegon agreed to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 830 million. The European Commission granted competition law clearance for the acquisition on August 12, 2021. However, the decision by the Hungarian Ministry of the Interior dated April 6, 2021 to block VIG’s acquisition of Aegon’s Hungarian subsidiaries remains in place. On September 20, 2021, the Budapest Metropolitan Court rejected VIG’s and Aegon’s joint appeal challenging this decision. Subsequently, VIG and Aegon requested the Hungarian Supreme Court to review the ruling of the Budapest Metropolitan Court on October 19, 2021. Next to that, the European Commission announced on October 29, 2021 to open an investigation to assess whether the decision by Hungary to veto the acquisition of Aegon’s Hungarian subsidiaries by VIG constitutes a breach of the European Union Merger Regulation. Irrespective of these developments, VIG is continuing its constructive dialogue with the Hungarian Ministry of Finance to clarify possibilities for a positive conclusion of the acquisition.

21. Post reporting date events

On October 27, 2021, Aegon announced that it completed the share buyback program to neutralize the dilutive effect of the 2021 interim dividend paid in shares, for more details refer to note 14 Share Capital.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax and result before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

♦	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

♦

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

♦

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

♦	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

♦

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

♦	The frequency and severity of insured loss events;

♦	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

♦

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

♦	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

♦

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

♦	Customer responsiveness to both new products and distribution channels;

♦

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

♦

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

♦

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

♦	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

♦

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

♦

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

♦	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

♦

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

♦

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed consolidated interim financial statements for the periods ended September 30, 2021

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results

February 9, 2022	4Q 2021 Results

May 12, 2022	1Q 2022 Results

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe, and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions, and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

Unaudited